

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

January 30, 2009

<u>Via U.S. mail and facsimile</u>

Mr. Edward T. Walters
Chief Financial Officer
Pactiv Corporation
1900 West Field Court
Lake Forest, Illinois 60045

   RE: Form 10-K for the fiscal year ended December 31, 2007
     Form 10-Q for the period ended September 30, 2008
      File No. 1-15157

Dear Mr. Walters:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

  If you have any further questions regarding our review of your filings, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

       Sincerely,

       Rufus Decker
       Accounting Branch Chief